Exhibit 12.1
Holly Energy Partners, L.P.
Computation of Ratio of Earnings
To Fixed Charges
(In thousands)

	Six Months
	Ended	Years Ended December 31,
	June 30, 2006	2005	2004	2003	2002	2001
Earnings:
Net income	$10,133	$26,816	$32,494	$581	$2,670	$2,423
Minority interest in consolidated subsidiary	273	740	1,994	758	—	—
Income from equity investee	—	—	—	(894)	(2,737)	(2,284)

	10,406	27,556	34,488	445	(67)	139

Add:
Total fixed charges (per below)	7,276	11,324	2,279	1,665	1,657	1,625
Distributed income of equity investee	—	—	—	—	2,487	1,243

Total earnings	$17,682	$38,880	$36,767	$2,110	$4,077	$3,007

Fixed charges:
Interest expense	$6,422	$9,633	$697	$—	$—	$—
Estimate of interest within rental expense(1)	854	1,691	1,582	1,665	1,657	1,625

Total fixed charges	$7,276	$11,324	$2,279	$1,665	$1,657	$1,625

Ratio of earnings to fixed charges	2.43	3.43	16.13	1.27	2.46	1.85

(1)	Represents 30% of the total operating lease rental expense which is that portion deemed to be interest.